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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
              (AMENDMENT NO. 3 AS TO MESSRS. BERGMAN AND DICKMAN)
               (AMENDMENT NO. 1 AS TO MESSRS. SPINDLER AND ZYNN)

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                            SMT HEALTH SERVICES INC.
                -----------------------------------------------
                                (NAME OF ISSUER)

                         COMMON STOCK, PAR VALUE $0.01
                        ------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                  784585 10 1
                                 ------------
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                              MR. JEFF D. BERGMAN
                            SMT HEALTH SERVICES INC.
                              10521 PERRY HIGHWAY
                          WEXFORD, PENNSYLVANIA 15090
                                 (412) 933-3300

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                                   COPIES TO:

                               RONALD BASSO, ESQ.
                  BUCHANAN INGERSOLL PROFESSIONAL CORPORATION
                               ONE OXFORD CENTRE
                          301 GRANT STREET, 20TH FLOOR
                              PITTSBURGH, PA 15219
                                 (412) 562-8800


                                AUGUST 5, 1997
    (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT ON SCHEDULE 13D)


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 1.
  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION
  NO. OF ABOVE PERSON

  Jeff D. Bergman*
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 2.
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]
                                                                     (b) [_]
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 3.
  SEC USE ONLY
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 4.
  SOURCE OF FUNDS

  N/A
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 5.
  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   [_]
  ITEMS 2(d) OR 2(e).
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 6.
  CITIZENSHIP OR PLACE OF ORGANIZATION
  United States of America
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              7.
                  SOLE VOTING POWER

                  0
  NUMBER OF  ------------------------------------------------------------------
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
 PERSONWITH

              8.  SHARED VOTING POWER
                  0 shares of Common Stock
             ------------------------------------------------------------------

              9.  SOLE DISPOSITIVE POWER
                  0
             ------------------------------------------------------------------

             10.  SHARED DISPOSITIVE POWER
                  0 shares of Common Stock
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11.
  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
  PERSON
  0 shares of Common Stock
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12.
  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  [_]
  CERTAIN SHARES*
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13.
  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  0%
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14.
  TYPE OF REPORTING PERSON
  IN

 1.
  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION
  NO. OF ABOVE PERSON
  Daniel Dickman
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 2.
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                 (a) [X]
                                                                     (b) [_]
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 3.
  SEC USE ONLY
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 4.
  SOURCE OF FUNDS*
  N/A
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 5.
  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) OR 2(e).
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 6.
  CITIZENSHIP OR PLACE OF ORGANIZATION
  United States of America
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              7.
                  SOLE VOTING POWER

                  0
  NUMBER OF  ------------------------------------------------------------------
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
 PERSONWITH

              8.  SHARED VOTING POWER
                  0 shares of Common Stock
             ------------------------------------------------------------------

              9.  SOLE DISPOSITIVE POWER
                  0
             ------------------------------------------------------------------

             10.  SHARED DISPOSITIVE POWER
                  0 shares of Common Stock
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11.
  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
  PERSON
  0 shares of Common Stock
- --------------------------------------------------------------------------------

12.
  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  [_]
  CERTAIN SHARES*
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13.
  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  0%
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14.
  TYPE OF REPORTING PERSON *
  IN

 1.
  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION
  NO. OF ABOVE PERSON

  David W. Spindler*
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 2.
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                 (a) [X]
                                                                     (b) [_]
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 3.
  SEC USE ONLY
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 4.
  SOURCE OF FUNDS*

  N/A
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 5.
  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).
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 6.
  CITIZENSHIP OR PLACE OF ORGANIZATION
  United States of America
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              7.
                  SOLE VOTING POWER

                  0
  NUMBER OF  ------------------------------------------------------------------
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
 PERSONWITH

              8.  SHARED VOTING POWER
                  0 shares of Common Stock
             ------------------------------------------------------------------

              9.  SOLE DISPOSITIVE POWER
                  0
             ------------------------------------------------------------------

             10.  SHARED DISPOSITIVE POWER
                  0 shares of Common Stock
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11.
  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
  PERSON
  0 shares of Common Stock
- --------------------------------------------------------------------------------

12.
  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  [_]
  CERTAIN SHARES*
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13.
  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  0%
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14.
  TYPE OF REPORTING PERSON *
  IN


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


 1.
  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION
  NO. OF ABOVE PERSON

  David A. Zynn*
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 2.
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                 (a) [X]
                                                                     (b) [_]
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 3.
  SEC USE ONLY
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 4.
  SOURCE OF FUNDS*

  N/A
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 5.
  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).
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 6.
  CITIZENSHIP OR PLACE OF ORGANIZATION
  United States of America
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              7.
                  SOLE VOTING POWER

                  0
  NUMBER OF  ------------------------------------------------------------------
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
 PERSONWITH

              8.  SHARED VOTING POWER
                  0 shares of Common Stock
             ------------------------------------------------------------------

              9.  SOLE DISPOSITIVE POWER
                  0
             ------------------------------------------------------------------

             10.  SHARED DISPOSITIVE POWER
                  0 shares of Common Stock
- --------------------------------------------------------------------------------

11.
  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
  PERSON
  0 shares of Common Stock
- --------------------------------------------------------------------------------

12.
  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  [_]
  CERTAIN SHARES*
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13.
  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  0%
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14.
  TYPE OF REPORTING PERSON *
  IN



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INTRODUCTION

* On June 24, 1997, Three Rivers Holding Corp. ("Parent") and Three Rivers Acquisition Corp., a wholly owned subsidiary of Parent (the "Purchaser"), entered into a Stockholder Agreement, dated as of June 24, 1997 (the "Stockholder Agreement"), with Jeff D. Bergman, the President, Chief Executive Officer and Chairman of the Board of SMT Health Services Inc., a Delaware corporation (the "Company"), Daniel Dickman, the Executive Vice President, Chief Operating Officer, Secretary and a director of the Company, David W. Spindler, the Senior Vice President of Clinical
   Operations and Marketing of the Company, and David A. Zynn, Chief Financial Officer, Treasurer and Assistant Secretary of the Company (collectively, the "Selling Stockholders"), pursuant to which such Selling Stockholders agreed to sell to the Purchaser, and the Purchaser agreed to purchase, all of the shares of Common Stock, $.01 par value (the "Shares"), beneficially owned by them, representing approximately 15.1% of the Shares on a fully diluted basis, including Shares subsequently acquired by a Selling Stockholder through the exercise of options or otherwise, at a price per Share equal to $11.75, provided that such obligation to sell and such obligation to purchase were subject to certain conditions, including the Minimum Condition (as defined in the Offer to Purchase (as hereinafter defined)), having been satisfied and the Purchaser having accepted Shares for payment under the Offer. The "Offer to Purchase" means the Offer to Purchase, dated June 30, 1997, as amended, with respect to the offer to purchase all outstanding shares of the Common Stock, par value $.01 (the "Shares"), of the Company, including the associated Rights (as defined in the Offer to Purchase), at a purchase price of $11.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and related Letter of Transmittal (which together constitute the "Offer"). Pursuant to the Stockholder Agreement, the Purchaser had the right (which, the Selling Stockholders have been advised, it intends to exercise) to require the Selling Stockholders to tender the Shares subject to the Stockholder Agreement into the Offer. Pursuant to the Stockholder Agreement, each Selling Stockholder had also executed and delivered a proxy for the benefit of the Purchaser with respect to the Shares subject to the Stockholder Agreement owned by such Selling Stockholder to vote such Shares against certain competing transactions, as more fully described in "Item 3-- Identity and Background--Stockholder Agreement" in the Schedule 14D-9 (as defined herein). On August 5, 1997, the Purchaser successfully completed its $11.75 per share cash tender offer. All Shares subject to the Stockholder Agreement were accepted for payment of $11.75 per share in cash, all options subject to the Stockholder Agreement were either (a) cashed out for the net of the tender offer price of $11.75 and the exercise price (the "Net Amount") or (b) rolled into a stock option plan of Parent, and all warrants subject to the Stockholder Agreement were purchased by Parent for the Net Amount. The Stockholder Agreement is described more fully in "Identity and Background-- Stockholder Agreement" of Item 3 of the Schedule 14D-9 and Section 12 "Purpose of the Offer; The Merger Agreement and The Stockholder Agreement" of the Offer to Purchase.

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

ITEM 1. SECURITY AND ISSUER.

  This Schedule 13D relates to the Shares of SMT Health Services Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 10521 Perry Highway, Wexford, Pennsylvania 15090.

ITEM 2. IDENTITY AND BACKGROUND.

  (a)-(c) and (f) This Schedule 13D is being filed by each of the Selling Stockholders. The names, present principal occupations or employment, material occupations, positions, offices or employments during the last five years of each of the Selling Stockholders are set forth in the Company's Information Statement pursuant to Schedule 14f of the Securities Exchange Act of 1934, as amended (the "Information Statement"), filed as Annex A to the Company's Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission ("SEC") on June 30, 1997, as amended, (the "Schedule 14D-9"). The business address of each of the Selling Stockholders is c/o SMT Health Services Inc., 10521 Perry Highway, Wexford, Pennsylvania 15090. Each of the Selling Stockholders is a citizen of the United States of America.

  (d) and (e) None of the Selling Stockholders has been convicted in a criminal proceeding and none was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  Not applicable.

ITEM 4. PURPOSE OF THE TRANSACTION.

  (a)-(c) The information set forth in the Introduction to this Schedule 13D and in "Identity and Background--The Merger Agreement" and "--Stockholder Agreement" in Item 3 of the Schedule 14D-9 is incorporated herein by reference.

  (d) The information set forth in "Board of Directors and Executive Officers of the Company--General" in the Information Statement is incorporated herein by reference.

  (e)-(j) Not applicable.

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

ITEM 5. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a) and (b) On August 5, 1997, the Purchaser successfully completed its $11.75 per share cash tender offer. On such date, all Shares subject to the Stockholder Agreement were accepted for payment of $11.75 per share in cash, all options subject to the Stockholder Agreement were either cashed out for the Net Amount or rolled over into options under a new stock option plan of the Parent and all warrants subject to the Stockholder Agreement were purchased by the Parent for the Net Amount. As a result, each of the Selling Stockholders has zero outstanding shares and no beneficial ownership in the Company.

  (c) Except for the transactions described in (a) and (b) above, no transactions in the Shares have been effected during the past 60 days by the Company, or to the best knowledge of the Company, by any executive officer, director or affiliate of the Company.

  (d) Not Applicable.

  (e) Following the close of the tender offer on August 5, 1997, each of the Selling Stockholders, Jeff D. Bergman, Daniel Dickman, David Spindler and David
A. Zynn, no longer have any ownership in the Company and therefore each has ceased to be the beneficial owner of more than five percent of the class of securities of the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE COMPANY'S SECURITIES.

  The information concerning the Selling Stockholders set forth in "Identity and Background--Stockholder Agreement" of Item 3 in the Schedule 14D-9 is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

  (1) Offer to Purchase (incorporated by reference to Exhibit (a)(1) of the Schedule 14D-1 filed on June 30, 1997 by Three Rivers Holding Corp. and Three Rivers Acquisition Corp.).

  (2) Information Statement (incorporated herein by reference to Annex A to the Schedule 14D-9).

  (3) Schedule 14D-9 (incorporated herein by reference).

  (4) Agreement and Plan of Merger dated as of June 24, 1997, among the Purchaser, Parent and the Company (including the Parent Option Plan Term Sheet) (incorporated herein by reference to Exhibit (c)(1) to the Schedule 14D-9).

  (5) Stockholder Agreement dated as of June 24, 1997, among Parent, the Purchaser, Jeff D. Bergman, Daniel Dickman, David W. Spindler and David A. Zynn (incorporated herein by reference to Exhibit (c)(2) to the Schedule 14D-9).

                                       8
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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 8, 1997


                                                   /s/ Jeff D. Bergman
                                          -------------------------------------
                                                     Jeff D. Bergman

                                                   /s/ Daniel Dickman
                                          -------------------------------------
                                                     Daniel Dickman

                                                  /s/ David W. Spindler
                                          -------------------------------------
                                                    David W. Spindler

                                                    /s/ David A. Zynn
                                          -------------------------------------
                                                      David A. Zynn

                                       9